

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170082

DIVISION OF
CORPORATION FINANCE

February 1, 2017

C. Alex Bahn
Hogan Lovells US LLP
alex.bahn@hoganlovells.com

Re: Colgate-Palmolive Company
Incoming letter dated January 5, 2017

Dear Mr. Bahn:

This is in response to your letter dated January 5, 2017 concerning the shareholder proposal submitted to Colgate-Palmolive by the Dan C Kesselbrenner Living Trust. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Pat Miguel Tomaino
Zevin Asset Management, LLC
pat@zevin.com

February 1, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Colgate-Palmolive Company
Incoming letter dated January 5, 2017

The proposal requests that the company prepare a report on its policies and goals to identify and reduce inequities in compensation due to gender, race or ethnicity within its workforce.

We are unable to concur in your view that Colgate-Palmolive may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Colgate-Palmolive may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.



Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(3)

January 5, 2017

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Colgate-Palmolive Company – Shareholder Proposal submitted by Zevin Asset Management**

Dear Ladies and Gentlemen:

On behalf of Colgate-Palmolive Company (the "***Company***"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude from its proxy materials for its 2017 annual meeting of shareholders (the "***2017 Proxy Materials***") a shareholder proposal and statement in support thereof (the "***Proposal***") submitted by Zevin Asset Management, LLC (the "***Proponent***") and co-filed by Fresh Pond Capital. We also request confirmation that the Staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2017 Proxy Materials for the reasons discussed below.

A copy of the Proposal is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("***SLB No. 14D***"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

The Company currently intends to file its definitive 2017 Proxy Materials with the Commission on or about March 29, 2017.

THE PROPOSAL

On November 15, 2016, the Company received from the Proponent a letter submitting the Proposal for inclusion in the 2017 Proxy Materials. The Proposal reads as follows:

> **Resolved**: Shareholders request that [the Company] prepare a report (at reasonable cost, in a reasonable timeframe, and omitting proprietary and confidential information) on the Company's policies and goals to identify and reduce inequities in compensation due to gender, race, or ethnicity within its workforce. Gender-, race-, or ethnicity-based inequities are defined as the difference, expressed as a percentage, between the earnings of each demographic group.

In addition, the Proposal was accompanied by the following supporting statement (the "***Supporting Statement***"):

> **Supporting Statement**: A report adequate for investors to assess strategy and performance would include: (1) an aggregated, anonymized chart of EEO-1 data identifying employees according to gender and race in the major EEOC-defined job categories, listing numbers or percentages in each category; (2) the percentage pay gap between groups (using a similar chart or square matrix); (3) discussion of policies addressing any gaps and quantitative reduction targets; and (4) the methodology used to identify pay inequities, omitting proprietary information.

BASIS FOR EXCLUSION OF THE PROPOSAL

As discussed more fully below, the Company believes that it may omit the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(3) for two reasons: (1) the Proposal is vague and indefinite; and (2) the Proposal and the Supporting Statement are internally inconsistent.

I. <u>Rule 14a-8(i)(3) – The Proposal is Vague and Indefinite</u>

A. Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits exclusion of a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The staff has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) if it is so vague and indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004).

Under this standard, the staff has routinely permitted exclusion of proposals that fail to define key terms or otherwise fail to provide sufficient clarity or guidance to enable either shareholders or the company to understand how the proposal would be implemented. Ambiguities in a proposal may render the proposal materially misleading, because "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991) (allowing exclusion of proposal to prohibit "any major shareholder... which currently owns 25% of the Company and has three Board seats from compromising the ownership of the other stockholders," where the meaning and application of such terms as "any major shareholder," "assets/interest" and "obtaining control" would be subject to differing interpretations). In *Pfizer Inc.* (December 22, 2014), for example, the staff allowed exclusion of a proposal requesting that the chairman be an independent director whose only "nontrivial professional, familial or financial connection to the company or its CEO is the directorship," because the scope of the prohibited "connections" was unclear. *See also The Boeing Company* (March 2, 2011) (allowing exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" without explaining the meaning of the phrase); *Prudential Financial, Inc.* (February 16, 2007) (allowing exclusion of proposal requesting that the board of directors "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" because it failed to define critical terms such as "senior management incentive compensation programs"); *General Electric Company* (February 5, 2003) (allowing exclusion of proposal urging the board of directors "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" because it failed to define critical terms such as "compensation" and "average wage" or otherwise provide guidance concerning its implementation); *General Dynamics Corporation* (January 10, 2013) (permitting exclusion of a proposal requesting a policy that vesting of equity awards would not accelerate upon a change of control, other than on a pro rata basis, where it was unclear what "pro rata" meant); *General Electric Company* (January 23, 2003) (permitting exclusion of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors," where the proposal failed to define the critical term "benefits" and also failed to provide guidance on how benefits should be measured for purposes of the proposal).

As discussed below, the Proposal suffers from this defect, as it fails to define or clarify several key terms and, as a result, is subject to multiple interpretations regarding the manner in which it would be implemented.

B. The Proposal Fails to Adequately Define Key Terms and is Subject to Multiple Interpretations

The Proposal requests that the Company prepare a report on the Company's policies and goals to "identify and reduce inequities in compensation due to gender, race, or ethnicity." However, the Proposal does not provide clarity about either the "inequities" it seeks to reduce or the "compensation" it seeks to bring to parity. The Proposal seems to use, apparently interchangeably, the terms "compensation," "pay" and "earnings," but provides no guidance as to what these terms encompass. Nor does the Proposal detail how the Company should prepare a meaningful metric to compare such "inequities." Due to this lack of clarity and specificity, any actions implemented by the Company in response to the Proposal may differ significantly from those contemplated by shareholders when voting on the Proposal. This lack of clarity renders the Proposal vague and indefinite.

The Proposal does not seek to define "compensation" or "pay" or "earnings." However, at a large global company like the Company, which sells products in over 200 countries and territories, and where approximately 75% of sales come from international operations, "compensation" comprises a vast number of remuneration arrangements for employees. The comparison of compensation between and among employees and between and among regions could be accomplished using any one of various methods, each of which could produce significantly different outcomes.

For example, the difficulty in arriving at a meaningful understanding of what comprises "compensation" was made clear in the Commission's adopting release relating to the Commission's final pay ratio rule. Significant portions of the adopting release for that rule were dedicated to the discussion of different considerations associated with calculating the required ratio comparing the compensation of the CEO and all other employees. *See* Exchange Act Release No. 34-75610, Final Rule for Pay Ratio Disclosure, 80 Fed. Reg. 50104 (Aug. 5, 2015). Notably, the adopting release discussed various factors associated with computing the required ratio, such as: (i) using cash compensation or taxable wages or another measure that approximates annual total compensation; (ii) annualizing compensation of part time employees; (iii) including seasonal or part-time workforce; and (iv) utilizing cost-of-living adjustments across the workforce. These types of factors would apply equally in attempting to understand how to apply the Proposal to the Company's workforce.

Indeed, significant differences could arise in attempting to calculate compensation levels between and among employees depending on whether certain compensation elements are included or excluded from the computation. For example, the Proposal does not state whether "compensation" means only total annual remuneration. Nor does it provide guidance as to whether it purports to compare hourly wage-based employees with salaried individuals. It does not suggest how the Company should take into account overtime wages, commissions paid to the Company's salespeople, or incentive awards paid to high-performing individuals. Nor is there indication as to how to address employee benefits such as health care or parental leave. The impacts of these and other aspects of employee compensation could impact the level of comparability among employees in general, much less among gender, racial or ethnic lines.

In addition, while the Proposal attempts to provide a definition for "inequities," it does not provide needed specificity, and leaves the Company and its shareholders with only a guess as to what the requested report is supposed to track. The Proposal defines "[g]ender-, race-, or ethnicity-based inequities" as "the difference, expressed as a percentage, between the earnings of each demographic group."

This proposed definition of "inequities" falls prey to the same concerns identified with the use of the term "compensation." Rather than repeating the term "compensation," the Proposal refers to the relative "earnings" of the various demographic groups that are the Proposal's focus. "Earnings" is no more specific a term than "compensation"; indeed they appear to be used as synonyms in the Supporting Statement. Thus, the term "inequities" provides no further guidance as to what forms of remuneration should be included, or how to handle additions to base pay such as retirement savings plans, stock incentive plans, overtime, parental leave and other forms of remuneration. Further, pay levels in different jurisdictions may vary based on cost of living; for example, an employee may earn a higher salary in an area with a high cost of living than an employee with a similar position in an area with lower living expenses – while the absolute pay levels for such employees may appear different they may actually compare favorably in consideration of the cost of living in the respective jurisdictions. This lack of preciseness is even more crucial considering that the Proposal is calling for the "inequities" to be expressed as a percentage "between the earnings of each demographic group," and the Supporting Statement requests the report include "the percentage pay gap between groups." It is imperative that the system used to obtain such a metric be precisely defined and constructed on sound methodology for it to provide any value to the Company or its shareholders. If not, such a metric would be at risk of misleading shareholders. In this area, the Proposal fails yet again. The Proposal does not provide any guidance as to the values to include as the numerator or denominator for each relevant group in the calculation. The issue with "compensation" is discussed above generally, but the Proposal does not even state whether the value should include the mean or median pay for each group or by what duration (by hour, by year, etc.), all of which are critical inputs in the methodology. Crucially, the Proposal does not specify whether the compensation totals should be adjusted to compare pay for equal hours worked, or adjusted for the relative amount of skill or experience per employee, to ensure an appropriate comparison.

Moreover, it is unclear how the Company should identify the appropriate population for the requested comparison among different employees. For example, the Company could elect to simply sum the compensation of all employees of each group (using any one of the various means of identifying and calculating "pay" for such employees outlined above) and divide that sum by the total number of Company employees in the respective group to derive the comparison. On the other hand, the Company may elect to identify the compensation of an average or median compensated male and female employee and compare their pay (again, using one of the various possible methodologies outlined above). There are innumerable ways to structure the composition of each group and define the group's compensation, and there is no guarantee that the Company will be able to implement this metric in a way that provides useful information, much less in the way contemplated by the Proponent or voted upon by shareholders.

The Company acknowledges that there are rules limiting the length of the Proposal. However, prior proposals received by other companies regarding pay equity provided guidance and requested specific information regarding pay equity. *See e.g.*, *Verizon Communications Inc.* (January 26, 2004) (requesting a report documenting "the distribution of 2003 stock options by race and gender of the recipient of the stock options (i.e. percentage of options received by white men, white women, African-American men, African-American women and so on)"). In contrast to the above cited letter, the Proposal does not focus on specific aspects of compensation and does not provide any guidance as to how the requested reports should be prepared.

Due to the failure to define or clarify the above-referenced terms, the Proposal is subject to multiple interpretations that could involve significantly different outcomes and effects for the Company and its shareholders. As in the proposals cited above, neither the shareholders nor the Company would know with any reasonable certainty what actions or measures the Proposal requires. Accordingly, the Proposal is vague and indefinite and therefore is excludable under Rule 14a-8(i)(3).

II. Rule 14a-8(i)(3) - The Proposal and Supporting Statement are Internally Inconsistent

A. Rule 14a-8(i)(3)

The Staff has found on several occasions that Rule 14a-8(i)(3) is violated when a proposal's resolution and supporting statement are internally inconsistent and otherwise confusing to shareholders and companies. For example, in *Texas Instruments Inc.* (January 8, 2003), the Commission required the proponent to revise "portions of the supporting statement [that] may be materially false and misleading under Rule 14a-9," where the proposal's resolution addressed restrictions on the terms of options granted to senior executives under existing or future options plans, but the supporting statement focused only on the establishment of future plans. The staff concurred that the supporting statement was inconsistent with the actual resolution submitted, and therefore misleading as to the actual intent of the proposed action. Therefore, the Staff required the proponent to "clarify whether the 'plans' refer to only future plans or future and existing plans." *See also Fluor Corp.* (March 10, 2003) (requiring revision of the supporting statement for the same reasons). In addition, in *Wal-Mart Stores* (April 2, 2001), the Commission concurred with exclusion of a proposal under Rule 14a-8(i)(3) where the proposal's resolution referred to a company report on the use of all genetically modified "products" but in the supporting statement suggested the proposal related only to genetically modified foods. As discussed previously, the Staff has consistently concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposals "may be subject to differing interpretations," which is the case when a proposal and supporting statement are internally inconsistent or contradictory.

B. The Proposal and the Supporting Statement are Not Aligned

Supporting statements usually provide context or recommendations for proposals instead of operative instructions. The resolved clause of the Proposal requests a report "on the Company's policies and goals to identify and reduce inequities in compensation." However, the Supporting Statement can be read as providing the operative details required to be in the report, many of which, as discussed below, have questionable relevance to the specific request of the Proposal given their U.S. focus, such as an aggregated chart of "EEO-1 data identifying employees according to gender and race in the major EEOC-defined job categories," and a "chart or square matrix" identifying pay gaps between specific groups. This internal conflict between the general requirements of the resolved clause of the Proposal and what can be perceived as the specific requirements of the Supporting Statement make it difficult for the Company or its shareholders to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The internal inconsistency between the resolved clause and the Supporting Statement is manifested in both the geographic and temporal emphases of the two clauses. The Proposal is clearly focused on gender, race and ethnicity, and the preamble to the Proposal's resolved clause refers to the term "diversity" in several instances. However, the preamble and the Supporting Statement appear to be focused on diversity within the confines of the United States—citing data from the U.S. and requesting Equal Employment Opportunity Commission (EEOC) data that concerns the Company's U.S. operations. This geographic focus is not representative of the Company, which does business in over 200 countries, each of which may have different concepts of "diversity" than the U.S. Nor is it representative of the resolved clause of the Proposal, which includes no such U.S.-specific language, instead referring in general to the Company's entire "workforce." Accordingly, it is unclear whether the Proposal is narrowly targeted to U.S. concerns or refers to the Company's entire global workforce, the result of which is that shareholders may not understand how the Proposal may actually be implemented by the Company relative to the way the Proposal is presented by the Proponent.

In addition, the resolved clause and Supporting Statement have differing temporal requirements, making it unclear whether the actions requested in the Supporting Statement are required to be included in the requested report or if they are indeed "goals" for the future. The resolved clause of the Proposal requests that the Company prepare a report on the Company's "policies and goals" to identify "inequities"; it does not specify that such identification be completed immediately, with such technical and detailed requirements as listed in the Supporting Statement. In other words, the resolved clause is forward looking—with the future "goal" of identifying such inequities, while the Supporting Statement is backward looking—requiring the Company to have already undertaken the analysis, perhaps across its entire global workforce, that is the "goal" of the resolved clause. The Supporting Statement thus may be read to imply that the Company must include the technical requirements of the Supporting Statement in any report for the Company to satisfy the Proposal's request. However, this is internally inconsistent with the resolved clause, which maintains that the Company may provide such information in the future.

This ambiguity will be further manifested if the Proposal is included in the 2017 Proxy Materials and subject to a shareholder vote. Shareholders may assume they are only voting on the resolved clause, with its request to identify Company policies and goals to reduce inequities, and vote to approve the Proposal without a clear understanding of the far more technical and detailed items potentially imposed by the Supporting Statement. If the Proposal then receives a majority vote, the ambiguity also presents problems to the Company when deciding how to best implement the resolved clause. As it is unclear whether the Supporting Statement imposes obligatory requirements for the resolved clause's requested report, the Company may be subject to criticism if it takes the reasonable view that the Supporting Statement, like most supporting statements, includes only context and recommendations from the Proponent.

For the reasons stated above, the Proposal and Supporting Statement may be read as being internally inconsistent, rendering the Proposal excludable under 14a-8(i)(3) as the meaning and application of terms or standards under the Proposal may be subject to differing interpretations.

CONCLUSION

For the reasons discussed above, the Company believes that it may omit the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(3).

We respectfully request that the Staff concur with the Company's view and confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2017 Proxy Materials.

If you have any questions or need additional information, please feel free to contact me at (202) 637-6832. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at alex.bahn@hoganlovells.com and by fax at (202) 637-5910.

Sincerely,



C. Alex Bahn

Enclosures

cc: Jennifer M. Daniels (Colgate-Palmolive Company)
Rebecca Weinstein (Colgate-Palmolive Company)
Pat Miguel Tomaino (Zevin Asset Management)
Maria Arabatzis (Fresh Pond Capital)

Exhibit A

Copy of the Proposal

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 15, 2016

VIA UPS & EMAIL

Jennifer M. Daniels
Company Secretary
Colgate-Palmolive Company
300 Park Avenue
11th Floor
New York, NY 10022
Email: stockholderproposals@colpal.com

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Ms. Daniels,

Enclosed please find our letter filing the fair compensation report proposal to be included in the proxy statement of Colgate-Palmolive Company (the "Company") for its 2017 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are filing the attached proposal because we are concerned that the Company may lag behind leading peers in disclosing important information on gender, race, ethnicity and employee compensation.

We are filing a shareholder resolution on behalf of our client, Dan C Kesselbrenner Living Trust (the Proponent), who has continuously held, for at least one year of the date hereof, 250 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at Charles Schwab & Co which means that we have complete discretion to buy or sell investments as well as submit shareholder proposals to companies in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2017 annual meeting of stockholders. A letter verifying ownership of Colgate-Palmolive shares from our client's custodian is enclosed.

Zevin Asset Management, LLC is the primary filer for this resolution. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules. We will be joined by other co-filers.

Zevin Asset Management, LLC welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 or pat@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,



Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

FAIR COMPENSATION REPORT

Whereas: The median income for women working full time in the U.S. is reported to be 79 percent of that of their male counterparts. At the current rate, women will not reach pay parity until 2059.

Average hourly wages for black men are 78 percent of those received by similarly situated white men. Wages for black women are 66 percent of those of comparable white men and 88 percent of those received by white female counterparts (Economic Policy Institute).

These stubborn pay gaps have attracted national media coverage and attention from policymakers.

Regulatory risk exists as the Paycheck Fairness Act, pending in Congress, aims to improve company-level transparency and strengthen penalties for equal pay violations. California and Massachusetts have passed some of the strongest equal pay legislation to date.

Federal contractors are now required to report pay data by gender, race, and ethnicity, and the Equal Employment Opportunity Commission (EEOC) has proposed rules requiring wage gap reporting.

In 2014, Gap Inc released data showing wage parity between male and female workers. Adobe, Amazon, Apple, eBay, Expedia, Intel, and Microsoft have committed to report on gender pay gaps in the past year. Intel and Microsoft have published pay gap data covering gender and race/ethnicity.

According to McKinsey, "companies in the top quartile for gender diversity were 15 percent more likely to have financial returns that were above their national industry median, and...companies in the top quartile for racial/ethnic diversity were 35 percent more likely to have financial returns above their national industry median."

In a Catalyst study, racial diversity and gender diversity were positively associated with more customers, increased sales revenue, and greater relative profits.

At Colgate-Palmolive (CL), 35 percent of managers worldwide are women, compared with 45 percent at peer company Unilever. CL states that it complies with laws and regulations on fair pay practices. However, our Company does not report on gender, race, or ethnic pay gaps.

Investors seek clarity on how CL manages the risks and opportunities of diversity as related to equitable pay.

Resolved: Shareholders request that CL prepare a report (at reasonable cost, in a reasonable timeframe, and omitting proprietary and confidential information) on the Company's policies and goals to identify and reduce inequities in compensation due to gender, race, or ethnicity within its workforce. Gender-, race-, or ethnicity-based inequities are defined as the difference, expressed as a percentage, between the earnings of each demographic group.

Supporting Statement: A report adequate for investors to assess strategy and performance would include: (1) an aggregated, anonymized chart of EEO-1 data identifying employees according to gender and race in the major EEOC-defined job categories, listing numbers or percentages in each category; (2) the percentage pay gap between groups (using a similar chart or square matrix); (3) discussion of policies addressing any gaps and quantitative reduction targets; and (4) the methodology used to identify pay inequities, omitting proprietary information.



Fresh Pond Capital

121 High Street • 5th Floor
Boston, MA 02110

T 617.226.3339
F 617.226.9998
www.freshpondcapital.com

November 21, 2016

VIA UPS & EMAIL

Jennifer M. Daniels
Company Secretary
Colgate-Palmolive Company
300 Park Avenue, 11th Floor
New York, NY 10022
Email: stockholderproposals@colpal.com

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Ms. Daniels,

Fresh Pond Capital, a wholly owned subsidiary of Reynders, McVeigh Capital Management, LLC, holds 4,594.847 shares of Colgate-Palmolive Company stock. We are a socially responsible wealth management firm in Boston working with high net worth individuals and families. Along with our parent company, Reynders, McVeigh Capital Management, we manage $1.2 billion in assets. As global citizens in a world where income inequality is becoming a bigger issue, we encourage corporations to be responsible citizens that are transparent about their employee pay. Shareholder engagement is one avenue to push companies to be accountable to shareholders and the greater global community. We are filing the attached proposal because we are concerned that the Company may lag behind leading peers in disclosing important information on gender, race, ethnicity and employee compensation.

Therefore, we are submitting the enclosed shareholder proposal as a co-sponsor with Zevin Asset Management for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Emerson shares.

We have been a shareholder for more than one year and have provided verification of ownership. We will continue to be an investor through the stockholder meeting and will hold at least $2,000 of Colgate-Palmolive stock through the next annual meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We consider Zevin Asset Management as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to me and to Pat Miguel Tomaino (pat@zevin.com) at Zevin Asset Management. We hereby deputize Zevin Asset Management to withdraw this resolution on our behalf.

Sincerely,

Maria Arabatzis, Portfolio Manager and Shareholder Engagement Manager
617-226-9999 marabatzis@reyndersmcveigh.com
Cc: Pat Miguel Tomaino
Enclosures

FAIR COMPENSATION REPORT

Whereas: The median income for women working full time in the U.S. is reported to be 79 percent of that of their male counterparts. At the current rate, women will not reach pay parity until 2059.

Average hourly wages for black men are 78 percent of those received by similarly situated white men. Wages for black women are 66 percent of those of comparable white men and 88 percent of those received by white female counterparts (Economic Policy Institute).

These stubborn pay gaps have attracted national media coverage and attention from policymakers.

Regulatory risk exists as the Paycheck Fairness Act, pending in Congress, aims to improve company-level transparency and strengthen penalties for equal pay violations. California and Massachusetts have passed some of the strongest equal pay legislation to date.

Federal contractors are now required to report pay data by gender, race, and ethnicity, and the Equal Employment Opportunity Commission (EEOC) has proposed rules requiring wage gap reporting.

In 2014, Gap Inc released data showing wage parity between male and female workers. Adobe, Amazon, Apple, eBay, Expedia, Intel, and Microsoft have committed to report on gender pay gaps in the past year. Intel and Microsoft have published pay gap data covering gender and race/ethnicity.

According to McKinsey, "companies in the top quartile for gender diversity were 15 percent more likely to have financial returns that were above their national industry median, and…companies in the top quartile for racial/ethnic diversity were 35 percent more likely to have financial returns above their national industry median."

In a Catalyst study, racial diversity and gender diversity were positively associated with more customers, increased sales revenue, and greater relative profits.

At Colgate-Palmolive (CL), 35 percent of managers worldwide are women, compared with 45 percent at peer company Unilever. CL states that it complies with laws and regulations on fair pay practices. However, our Company does not report on gender, race, or ethnic pay gaps.

Investors seek clarity on how CL manages the risks and opportunities of diversity as related to equitable pay.

Resolved: Shareholders request that CL prepare a report (at reasonable cost, in a reasonable timeframe, and omitting proprietary and confidential information) on the Company's policies and goals to identify and reduce inequities in compensation due to gender, race, or ethnicity within its workforce. Gender-, race-, or ethnicity-based inequities are defined as the difference, expressed as a percentage, between the earnings of each demographic group.

Supporting Statement: A report adequate for investors to assess strategy and performance would include: (1) an aggregated, anonymized chart of EEO-1 data identifying employees according to gender and race in the major EEOC-defined job categories, listing numbers or percentages in each category; (2) the percentage pay gap between groups (using a similar chart or square matrix); (3) discussion of policies addressing any gaps and quantitative reduction targets; and (4) the methodology used to identify pay inequities, omitting proprietary information.